SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2018

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  √   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes       No___√___

If "Yes" is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-  n/a   .

Convocation Notice of the 17th Annual General Meeting of Shareholders

Table of Contents

Letter from the Board

Convocation Notice of the 17th Annual General Meeting of Shareholders

Meeting Agendas

Agenda Item No. 1  Approval of Financial Statements

(Including Statements of Appropriation of retained earnings)

Agenda Item No. 2  Appointment of Directors

(7 Outside Directors)

Agenda Item No. 2-1 Outside Director Candidate : Mr. Kim Hwa-nam

Agenda Item No. 2-2 Outside Director Candidate : Mr. Park Byoung-dae

Agenda Item No. 2-3 Outside Director Candidate : Mr. Park Cheul

Agenda Item No. 2-4 Outside Director Candidate : Mr. Lee Steven Sung-ryang

Agenda Item No. 2-5 Outside Director Candidate : Mr. Choi Kyong-rok

Agenda Item No. 2-6 Outside Director Candidate : Mr. Philippe Avril

Agenda Item No. 2-7 Outside Director Candidate : Mr. Yuki Hirakawa

Agenda Item No. 3  Appointment of Outside Director who will serve as Audit Committee Member

- Outside Director Candidate : Mr. Lee Manwoo

Agenda Item No. 4  Appointment of Audit Committee Member(3 members)

Agenda Item No. 4-1 Audit Committee Member Candidate : Mr. Park Byoung-dae

Agenda Item No. 4-2 Audit Committee Member Candidate : Mr. Lee Steven Sung-ryang

Agenda Item No. 4-3 Audit Committee Member Candidate : Mr. Joo Jaeseong

Agenda Item No. 5  Approval of the Maximum Limit on Director Remuneration

Additional Information

I.	Number and Classification of Voting Shares
II.	Method of Resolutions
III.	Members of the Board of Directors after the 17th Annual General Meeting of Shareholders
IV.	Corporate Governance Overview
V.	Board and Committee Structure
VI.	Related Party Transactions

Appendix A – Financial Statements for FY 2017

Letter to the Shareholders

Shinhan Financial Group

20, Sejong-daero 9-gil, Jung-gu,

Seoul 04513, Korea

February 21, 2018

Dear Shareholders,

Thank you for your continued investment in Shinhan Financial Group. On behalf of our Board of Directors, I would like to invite you to attend our upcoming Annual General Meeting (“AGM”) on Thursday March 22nd Auditorium, 20th floor, Shinhan Bank, 20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea. The AGM offers a valuable opportunity for you to meet the members of our Board and senior management and to ask questions on the operation, management and other issues relating to the Group. Your participation is highly valued by our Board and management, and your exercising the right to vote is important to our Company.

The items of business to be considered at the AGM are described in detail in the notice of the AGM which follows this letter. Your participation at the AGM is very important and you can exercise your right to vote whether you choose to attend the meeting or not.

The Board believes sound corporate governance is crucial to our development in the long term and aspires to a high standard of governance. The Company adopts a transparent and robust nomination process, that allows us to evaluate directors per a set of qualitative and quantitative factors so as to select a Board of Directors to the greatest benefit of our shareholders. Through this process, we have identified Messrs. Kim Hwa-nam, Park Byoung-dae and Choi Kyong-rok as outside director nominees who will replace Messrs. Lee Sang-kyung, Lee Jung-il and Lee Heun-ya as directors. Details on the background of these directors as well as other directors standing for reelection can be found in this circular. Additionally, we have provided in this circular background information to all the other, resolutions to be proposed at the AGM including explanatory statement for relevant proposals, and information on voting and other issues relating to the AGM, so that shareholders have a better understanding of their rights and can make an informed decision.

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders to vote in favour of the proposed resolutions.

We look forward to seeing you and answering your questions at the AGM.

Yours faithfully,

On behalf of the Board

Cho Yong-byoung

Chairman & CEO of Shinhan Financial Group

Convocation Notice of the 17th Annual General Meeting of Shareholders

Notice is hereby given that the 17th Annual General Meeting of Shareholders of Shinhan Financial Group will be held as described hereunder and your attendance is cordially requested.

Meeting Description

1.	Date and Time: March 22, 2018 10 A.M. in Seoul time.
2.	Place: Auditorium, 20th floor, Shinhan Bank, 20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

Agendas to be voted on:

1)	Approval of Financial Statements (Including Statements of Appropriation of Retained Earnings) for fiscal year 2017 (January 1, 2017 ~ December 31, 2017)
2)

Appointment of Directors (7 Outside Directors)
2-1) Outside Director Candidate : Mr. Kim Hwa-nam
2-2) Outside Director Candidate : Mr. Park Byoung-dae
2-3) Outside Director Candidate : Mr. Park Cheul
2-4) Outside Director Candidate : Mr. Lee Steven Sung-ryang
2-5) Outside Director Candidate : Mr. Choi Kyong-rok
2-6) Outside Director Candidate : Mr. Philippe Avril
2-7) Outside Director Candidate : Mr. Yuki Hirakawa

3)	Appointment of Outside Director who will serve as Audit Committee Member

- Outside Director Candidate : Mr. Lee Manwoo

4)	Appointment of Audit Committee Member (3 members)

4-1) Audit Committee Member Candidate : Mr. Park Byoung-dae

4-2) Audit Committee Member Candidate : Mr. Lee Steven Sung-ryang

4-3) Audit Committee Member Candidate : Mr. Joo Jaeseong

5)	Approval of the Maximum Limit on Director Remuneration

Meeting Agendas

Agenda Item No. 1 Approval of Financial Statements

(Separate Financial Statements & Consolidated Financial Statements for fiscal year 2017 (January 1, 2017 ~ December 31, 2017), Including Statements of Appropriation of Retained Earnings)

Voting Item(s)

Pursuant to Article 449 of the Commercial Act, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the Company’s separate financial statements and consolidated financial statements for fiscal year 2017.

Business Results for FY 2017 (stand-alone or separate basis)

Shinhan Financial Group is a financial holding company established in accordance with the Financial Holding Company Acts and engages in the primary business of 1) controlling or managing companies that either provide financial services or are closely related to financial business through ownership of shares, 2) investing in or providing financial support to subsidiaries and to raise capital necessary for financial support, and 3) supporting the business of subsidiaries for joint development, marketing of new products and joint utilization of facilities and ICT systems and etc.

As of December 31, 2017, Shinhan Financial Group consists of 14 direct subsidiaries that include Shinhan Bank, Shinhan Card, Shinhan Investment Corp., Shinhan Life Insurance and Shinhan BNP Paribas Asset Management, and 25 indirect subsidiaries.

During the fiscal year of 2017, Shinhan Financial Group received annual dividend for FY 2016 from its subsidiaries that amounts KRW 930.1 billion in total.  In addition, as the owner of ‘Shinhan’ brand trademark, Shinhan Financial Group received brand fees from users of our brand and recognized brand fee income of total KRW 46.7 billion in 2017.

Business Results of FY 2017 (consolidated basis)

For the fiscal year 2017, Shinhan Financial Group recorded KRW 2,917.7 billion of consolidated net income attributable to equity shareholders.

Group net income increased by 5.2% year-on-year attributed to increase in earnings from non-bank subsidiaries includes Shinhan Card, Shinhan Investment Corp. and Shinhan Capital.

Interest income increased by 8.8% year-on-year attributed to resilient loan growth coupled with continuing margin improvement. Non-interest income decreased by 14.9% year-on-year due to decreased non-recurring sales gains from securities disposal and absence of one-off derivative gains in 1H16. However general fee income increased by 9.3% year-on-year.

Group’s accumulated provision for credit losses decreased by 53.3% year-on-year to KRW 544.3 billion, mainly due to write-backs from Shinhan Card. However, even after excluding one-offs, Group recurring credit costs has consistently enter into improving trajectory attributed to consistent credit risk management and disciplined credit appetite.

(Subsidiaries Income Reflecting SFG Ownership, in KRW bil.)	FY 2017	FY 2016	YoY%
Bank (a)	1,728.3	1,957.6	-11.7
Shinhan Bank	1,711.0	1,940.3	-11.8
Jeju Bank	17.3	17.3	-0.1
Non-Bank (b)	1,371.0	1,045.7	31.1
Shinhan Card	913.8	715.9	27.6
Shinhan Investment Corp.	211.9	115.4	83.6
Shinhan Life Insurance	120.6	150.6	-19.9
Shinhan BNPP AM	12.8	9.3	37.8
Shinhan Capital	87.6	33.9	158.8
Shinhan Savings Bank	16.8	12.5	34.3
Shinhan Data System	1.4	1.2	18.4
Shinhan AITAS	6.5	7.6	-15.1
Shinhan Credit Information	0.3	-1.2	n.a.
Shinhan Alternative Investment Management	-0.8	0.5	n.a.
SFG (a+b)	3,099.3	3,003.3	3.2
Consolidate Net Income	2,917.7	2,774.8	5.2

The net income contribution from non-bank subsidiaries in 2017 increased up to 44% from 35% in 2016.

Net profits reported by	Net Income Contribution
Shinhan Bank	56%
Shinhan Card	29%
Shinhan Investment Corp.	7%
Shinhan Life Insurance	4%
Other Subsidiaries	4%

Dividend Distribution

We have been making efforts to increase shareholder value through consistent and sustainable shareholder return policy and in connection with these efforts, the BOD has proposed KRW 1,450 dividend per common share for FY2017 which is same amount from the previous year and the total dividend amount is KRW 688 bil. (payout ratio : FY2016 24.8% → FY2017 23.6%)

Dividend for Common Stocks	FY2017	FY2016	FY2015	FY2014
Dividend per Share	KRW 1,450	KRW 1,450	KRW 1,200	KRW 950
Total Amount of Dividend	KRW 688 bil.	KRW 688 bil.	KRW 569 bil.	KRW 450 bil.
Dividend Payout Ratio	23.6%	24.8%	24.0%	21.6%
Dividend Yield (Based on the Korea Exchange)	2.9%	3.1%	2.9%	2.0%

- Please refer to Appendix A for the separate financial statements and Consolidate financial statements of Shinhan Financial Group. For more detailed information of notes to financial statements, please refer to the audit report through a 6-K filing disclosure provisionally scheduled to be released on 7 March, 2018, allowing shareholders to view the financial statements at least two weeks to review prior to the Annual General Meeting.

Agenda Item No. 2 Appointment of Directors (7 Outside Directors)

Voting Item(s)

Pursuant to Article 382 of the Commercial Act and Article 37 of the Company’s Articles of Incorporation, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the appointment of directors.

At the 17th Annual General Meeting of Shareholders, the following 7 directors (7 Outside Directors) will seek the approval of appointment from shareholders.

•	Agenda Item No. 2-1 Outside Director Candidate : Mr. Kim Hwa-nam
•	Agenda Item No. 2-2 Outside Director Candidate : Mr. Park Byoung-dae
•	Agenda Item No. 2-3 Outside Director Candidate : Mr. Park Cheul
•	Agenda Item No. 2-4 Outside Director Candidate : Mr. Lee Steven Sung-ryang
•	Agenda Item No. 2-5 Outside Director Candidate : Mr. Choi Kyong-rok
•	Agenda Item No. 2-6 Outside Director Candidate : Mr. Philippe Avril
•	Agenda Item No. 2-7 Outside Director Candidate : Mr. Yuki Hirakawa

Overview

The Board of Directors is currently composed of 12 directors, 1 executive director and 1 non-executive director and 10 outside directors. The terms of 7 outside directors (Messrs. Park Cheul, Lee Sang-kyung, Lee Steven Sung-ryang, Lee Jung-il, Lee Heun-ya, Philippe Avril and Yuki Hirakawa) will be completed in March 2018 on the date of the Annual General Meeting of Shareholders.

In keeping with best practice the Company has established the Corporate Governance and CEO Recommendation committee, the Board Steering Committee and the Outside Director Recommendations committee under the Board of Directors who recommend, executive directors, non-executive directors and outside directors for the company respectively. In particular, the Outside Director Recommendations Committee is a committee under the Board of Directors and assesses the independence and ability of potential candidates for outside directors and recommends relevant candidates to the Board of Directors.

Committee	Members
Corporate Governance and CEO Recommendation Committee	✓Chair: Lee Sang-kyung (o) ✓Members: : Lee Steven Sung-ryang (o), Yuki Hirakawa (o), Philippe Avril(o), Lee Jung-il (o), Cho Yong-byoung
Board Steering Committee	✓Chair: Cho Yong-byoung ✓Members: Park Cheul(o), Lee Manwoo(o), Lee Heun-ya(o), Joo Jaeseong(o)
Outside Director Recommendation Committee	✓Chair: Park Cheul(o) ✓Members: Park Ansoon(o), Lee Sang-kyung (o), Lee Heun-ya(o), Cho Yong-byoung

(o) Indicates outside directors

Director Recommendations

The Outside Director Recommendation Committee under the Board of Directors recommended 7 outside directors, of which 7 directors, Messrs. Park Cheul, Lee Steven Sung-ryang, Philippe Avril and Yuki Hirakawa are to renew their terms.

Messrs. Lee Sang-kyung and Lee Jung-il are completing their term limit of six years, which is stated in "Article 6, Act on Corporate Governance of Financial Companies," and Mr. Lee Heun-ya revealed his intention not to renew his directorship upon the completion of his term. Messrs. Kim Hwa-nam, Park Byoung-dae and Choi Kyong-rok have been newly nominated and recommended as outside directors. On February 21, 2017, the Board of Directors endorsed the nominees selected by the Outside Director Recommendation Committee.

When considering independence, the committee calculates the length of service of an Outside Director by reference to the date of his or her election by shareholders following their appointment. The committee has determined that there are no relationships or circumstances which are likely to affect an Outside Director’s judgement and any relationships or circumstances which could appear to do so are not considered to be material. Each of the Directors standing for election or re-election has confirmed that they have no material relationship with another Director, member of senior management or any substantial or controlling shareholder of the Company. The committee, both prior to appointment and when nominating for re-election, enquires, and obtains assurance, that each Director is, or will be capable of, contributing the time both expected of them and unanticipated, should additional demands be placed on them. The committee has considered carefully the number of directorships held by Directors and has applied the same standard of enquiry for each of them. It is satisfied that all Directors, including Directors holding a greater number of appointments, have sufficient capacity to meet their commitments to the Company. Individual performance evaluations and assessment of contributions to Board discussion have confirmed that all of the Directors are performing effectively and demonstrate commitment to their roles. It is therefore the belief of the committee and the board that each of the Outside Directors is fully able to discharge his or her duties.

In addition to reviewing the candidates and their background individually, the committee also reviews the candidates in the context of the skills, expertise and background represented by other members of the Board of Directors. As such, the committee believes that collectively, the Board of Directors (including the outside director nominees) bring complimentary expertise and skills that are well aligned with requirements based on Company growth aspirations and strategy.

Accordingly, the Board of Directors recommends a vote “FOR” the election of the aforementioned candidates;

Members of the Board of Directors after the 17th AGM

Name	Director Classification	Gender	Date of Birth	Nationality	Professional	End of Tenure	Share Ownership	BoD Meeting Attendance Rate
Cho Yong-byoung	Executive Director	Male	Jun. 30, 1957	Korea	Finance	FY2019 AGM	0.00%	100%
Wi Sung-ho	Non-Executive Director	Male	Jun. 12, 1958	Korea	Finance	FY2018 AGM	0.00%	100%
Park Ansoon	Outside Director	Male	Jan. 24, 1945	Korea	Business Administration	FY2018 AGM	-	100%
Park Cheul	Outside Director	Male	Apr. 27, 1946	Korea	Economics	FY2018 AGM	-	100%
Lee Manwoo	Outside Director	Male	Nov. 22, 1954	Korea	Accounting	FY2018 AGM	-	100%
Lee Steven Sung-ryang	Outside Director	Male	Aug. 30, 1955	U.S.A	Economics	FY2018 AGM	-	100%
Joo Jaeseong	Outside Director	Male	Jau. 17, 1956	Korea	Finance	FY2018 AGM	-	100%
Kim Hwa-nam*	Outside Director	Male	Dec. 07, 1945	Korea	Business Administration	FY2019 AGM	n/a	n/a
Park Byoung-dae*	Outside Director	Male	Sep. 5, 1957	Korea	Legal Affairs	FY2019 AGM	n/a	n/a
Choi Kyong-rok*	Outside Director	Male	May 25, 1966	Korea	Information Technology	FY2019 AGM	n/a	n/a
Philippe Avril	Outside Director	Male	Apr. 27, 1960	France	Finance	FY2018 AGM	-	87%
Yuki Hirakawa	Outside Director	Male	Oct. 21, 1960	Japan	Business Administration	FY2018 AGM	0.00%	100%

*(Newly appointed)

Outside Directors’ Skills and Qualifications

Name	Finance	Economy	Business Administration	Accounting	Legal Affairs	Consumer Protection	Information Technology	Global Business	Risk Management
Park Ansoon			O
Park Cheul	O	O	O
Lee Manwoo			O	O
Lee Steven Sung-ryang			O					O
Joo Jaeseong	O		O			O			O
Kim Hwa-nam*			O
Park Byoung-dae*					O
Choi Kyong-rok*			O				O
Philippe Avril	O		O					O
Yuki Hirakawa			O					O

*(Newly appointed)

Please refer to the “Additional information” section provided at the end of this document for information on the a) Members of the Board of Directors after the 17th Annual General Meeting of Shareholders’ and b) Committees of Board of Directors.

Agenda Item No.2-1 Outside Director Candidate                        Mr. Kim Hwa-nam

1.	Date of Birth………………………………	December 7, 1945
2.	Nominator…………………………………	Outside Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.22, 2018 until the 19th AGM (2 years)
6.	Current Position…………………………...	CEO, Gimhae Corporation Co., Ltd.
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	Yes
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	N.A.
9.	Education………………………………….	B.A. in Economics, Rikkyo University
10.	Main Work Experience
	1996 - current	CEO, Gimhae Corporation Co., Ltd.
	1995 - current	Chairman of Board of Directors, Jeju Girl’s School Foundation
	2015 - current	Chairman, Korea Investment Association of Korean Residents in Japan
	2013 - 2016	Chairman, The World Federation of Korea Association of Commerce in Japan
	2006 - 2010	Outside Director, Shinhan Life Insurance
	1999 - 2002	Outside Director, Shinhan Investment Corp.

Reasons for recommendation

Mr. Kim is an experienced entrepreneur and obtained extensive knowledge in many areas of business management in his more than 22 years as CEO. Along with his professional experiences, he has contributed to Korean-Japanese business community and inspired many young entrepreneurs by actively taking part in various business organizations such as Korea Investment Association. His business insights across the board coupled with hands-on experience through management of business administration will definitely be a positive addition to Shinhan. He also served as an outside director at Shinhan Life Insurance(2006-2010) and Shinhan Investment Corp.(1999-2002). During his term, his commitments and profound understanding in Shinhan were highly acknowledged. Mr. Kim received B.A. in Economics from Rikkyo University. The committee newly nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

Agenda Item No.2-2 Outside Director Candidate                         Mr. Park Byoung-dae

1.	Date of Birth………………………………	September 5, 1957
2.	Nominator…………………………………	Outside Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.22, 2018 until the 19th AGM (2 years)
6.	Current Position…………………………...	Chair Professor, Sungkyunkwan University Law school
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	Yes
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	N.A.
9.	Education………………………………….	LL.M., Cornell Law School
10.	Main Work Experience
	2017 - current	Chair Professor, Sungkyunkwan University Law school
	2014 - 2016	Minister, the National Court Administration
	2011 - 2017	Justice, the Supreme Court
	2011 - 2011	Chief Judge, Daejeon District Court
	1997 - 1999	Chief Judge, Wonju Branch Court

Reasons for recommendation

Mr. Park is a seasoned legal expert who honorably served as the Minister of the National Court Administration and Justice of the Supreme Court. He has endeavored to make transparent and open communicating court. In pursuit of such effort, he greatly contributed to the Korean judicial system by promoting and introducing advanced legal systems, such as citizens’ participation (2008), civil conciliation proceedings (2009), and court-centered trial system. Mr. Park received B.A. in law from Seoul National University and Master of Laws from Cornell Law School. He is currently fostering younger scholars by teaching and sharing his vast experiences and best practices he amassed as a legal expert. The committee newly nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

Agenda Item No.2-3 Outside Director Candidate                           Mr. Park Cheul

1.	Date of Birth………………………………	April 27, 1946
2.	Nominator…………………………………	Outside Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.22, 2018 until the 18th AGM (1 year)
6.	Current Position…………………………...	Former) Chairman & CEO, Leading Investment & Securities Co. Ltd.
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%
9.	Education………………………………….	M.A. in Economics, New York University
10.	Main Work Experience
	2006 – 2013	Chairman & CEO, Leading Investment & Securities Co. Ltd.
	2004	Member of the committee, National Economy Advisory Council
	2003 – 2006	Outside Director, Korea Development Bank
	2000 – 2003	Senior Deputy Governor, Bank of Korea

Reasons for recommendation

Mr. Park is an expert in finance with a career as a Member of National Economy Advisory Council and served as a Senior Deputy Governor at Bank of Korea. The committee nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

Agenda Item No.2-4 Outside Director Candidate     Mr. Lee Steven Sung-ryang

1.	Date of Birth………………………………	August 30, 1955
2.	Nominator…………………………………	Outside Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.22, 2018 until the 18th AGM (1 year)
6.	Current Position…………………………...	Professor, School of Economics, Dongguk University
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%
9.	Education………………………………….	Ph.D. in Economics, Columbia University
10.	Main Work Experience
	2007 - current	Professor, School of Economics, Dongguk University
	2015 - current	Director, Research Institute of Social Science, Dongguk University
	2013 – 2015	Dean, School of Economics, Dongguk University
	2002 – 2004	Head of Graduate Department of public administration, Dongguk University
	1997 – 2006	Professor, School of International Studies, Dongguk University
	1995 – 1996	Head of Asia(South-East Asia) Department, Korea Institute for International Economic Policy
	1994 – 1995	Visiting Professor, Florida International University
	1987 – 1994	Assistant Professor, St. Johs University (NY)
	1986 - 1987	Assistant Professor, The University of Washington

Reasons for recommendation

Mr. Lee is an economic expert with a career as a professor at Dongguk University and director of Research Institute of Social Science of Dongguk University. The committee recommends Mr. Lee based on his renowned capacity and expertise as he is expected to contribute to the development of the Company.

Agenda Item No.2-5 Outside Director Candidate                       Mr. Choi Kyong-rok

1.	Date of Birth………………………………	May 25, 1966
2.	Nominator…………………………………	Outside Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.22, 2018 until the 19th AGM (2 years)
6.	Current Position…………………………...	Former) Outside Director, Shinhan Life Insurance
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	Yes
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	N.A.
9.	Education………………………………….	M.S. in Computational Science, Keio University
10.	Main Work Experience
	2004 - current	CEO, CYS Corporation
	2010 - 2015	Outside Director, Shinhan Life Insurance
	2001 - 2004	Deputy President, CYS Corporation
	1997 - 2001	Research Associate, Information Technology Center at Keio University

Reasons for recommendation

Mr. Choi is an experienced ICT professional who has developed capacities in the areas of network, software, and cyber security – an area that is increasingly important as the Banking industry transitions into the digital age. Apart from his expertise in Information and Communications Technology, Mr. Choi also gained rich managerial experience while serving as CEO at CYS Corporation. In addition, he served as an outside director at Shinhan Life Insurance(2010-2015) where his commitments and insights were widely acknowledged. Especially his profound understanding in Shinhan and valuable work ethics he showed during his term were priceless. Mr. Choi received M.S. in Computational Science from Keio University. The committee newly nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

Agenda Item No.2-6 Outside Director Candidate                          Mr. Philippe Avril

1.	Date of Birth………………………………	April 27, 1960
2.	Nominator…………………………………	Outside Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.22, 2018 until the 18th AGM (1 year)
6.	Current Position…………………………...	Chairman & Representative Director BNP Paribas Securities(Japan) Ltd., Chief Country Officer BNP Paribas, Tokyo Branch
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	No
	7-1 If incumbent, prior year BoD meeting attendance rate………………………	83%
9.	Education………………………………….	M.A. in Economics from Universite de Paris Dauphine
10.	Main Work Experience
	2017 - current	Chairman & Representative Director BNP Paribas Securities(Japan) Ltd.
	2011 - 2017	CEO & Representative Director BNP Paribas Securities(Japan) Ltd.
	2012 - current	Chief Country Officer BNP Paribas, Tokyo Branch

Reasons for recommendation

Mr. Avril is an expert in finance joining the industry as a derivatives trader in Paris in 1985. He has worked as a specialist of financial derivatives and as a member of general management at Banque Indosuez, Deutsche Bank, Dai-Ichi Kangyo Bank, Commerzbank and the Royal Bank of Scotland in offices including Paris, Tokyo, New York, Frankfurt and Hong Kong. The committee nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

Agenda Item No.2-7 Outside Director Candidate                         Mr. Yuki Hirakawa

1.	Date of Birth………………………………	October 21, 1960
2.	Nominator…………………………………	Outside Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.22, 2018 until the 18th AGM (1 year)
6.	Current Position…………………………...	CEO, Primer Korea LLC
7.	Outside Directorships…………………......	1
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%
9.	Education………………………………….	B.A. in Spanish, Osaka University
10.	Main Work Experience
	2013 - current	CEO, Primer Korea LLC
	1994 – 2012	CEO, Hirakawa Industry Development Co., Ltd

Reasons for recommendation

Mr. Hirakawa is a successful Korean-Japanese entrepreneur and expected to share his various experience and seasoned expertise as a businessman with approximately 30 years’ experience in the field. The experience he has gained in his role as a CEO of Hirakawa Industry Development enables him to provide an important perspective to the Board’s discussions on International business. Mr. Hirakawa received B.A. from Osaka University. The committee nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

Agenda Item No. 3  Appointment of Outside Director who will serve as Audit Committee Member

Voting Item(s)

Pursuant to Article 382 of the Commercial Act, Article 19 of the Act on Corporate Governance of Financial Companies and Article 37 of the Company’s Articles of Incorporation, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the appointment of directors.

At the 17th Annual General Meeting of Shareholders 1 outside director who will serve as audit committee member will seek the approval of appointment from shareholders.

•	Agenda Item No. 3 Outside Director Candidate : Mr. Lee Manwoo

We have separated the agenda to reflect Article 19 of the Act on Corporate Governance of Financial Companies entered into force on Aug. 1, 2016. Article 19, Paragraph 1, Subparagraph 5 of the Act on Corporate Governance of Financial Companies define as follow
“Every Financial company shall appoint at least one outside director who will serve as an audit committee member separately, apart from other directors.”

Under the Korean Commercial Act, Mr. Lee Manwoo is considered the financial expert within this fully independent audit committee.

The Outside Director Recommendation Committee under the Board of Directors recommended Mr. Lee Manwoo to renew his term as an outside director. At the same time the Audit Committee Member Recommendation Committee under the Board of Directors recommended Mr. Lee Manwoo as an Audit Committee Member.

The Outside Director Recommendation Committee is a committee under the Board of Directors and assesses the independence and ability of potential candidates for outside directors and recommends relevant candidates to the Board of Directors. On February 21, 2018, the Board of Directors endorsed the nominee selected by the Outside Director Recommendation Committee and the Audit Committee Member Recommendation Committee.

The Board of Directors recommends a vote “FOR” the election of the aforementioned candidate;

Please refer to the “Additional information” section provided at the end of this document for information on the a) Members of the Board of Directors after the 17th Annual General Meeting of Shareholders’ and b) Committees of Board of Directors.

Agenda Item No.3 Outside Director who will serve as Audit Committee Member Mr. Lee Manwoo

1.	Date of Birth………………………………	November 22, 1954
2.	Nominator…………………………………	Outside Director Recommendation committee, Audit Committee Member Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.22, 2018 until the 18th AGM (1 year)
6.	Current Position…………………………...	Professor, Korea University Business School
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%
9.	Education………………………………….	Ph.D. in Business Administration from University of Georgia
10.	Main Work Experience
	1988 - current	Professor, Korea University Business School
	2007 – 2008	Chairman, Korean Accounting Association
	2006 – 2007	Chairman, Korean Academic Society of Taxation
	2001 – 2007	Committee member of Securities Listing, Korea Exchange

Reasons for recommendation

Mr. Lee is an expert in accounting and business administration, with a strong academic background as well as practical experience in various fields such as role as the president of Korea Accounting Association and President of Korea Academic Society of Taxation. Mr. Lee has given valuable insights and perspectives at his governmental advisory roles, including member as National Advisory Council, National Tax Administrative Commission, National Economic Council and as supervisory member of Financial Service Commission. And as a renowned professor, he shares important perspectives with the Board on accounting and business administration. The Board recommended him as an outside director who will serve as audit committee member.

Agenda Item No. 4  Appointment of Audit Committee Member (3 members)

Voting Item(s)

Pursuant to Article 542.12 of the Commercial Act, Article 19 of the Act on Corporate Governance of Financial Companies and Article 38 of the Company’s Articles of Incorporation, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the appointment of the Audit Committee Members.

•	Agenda Item No. 4-1 Audit Committee Member Candidate : Mr. Park Byoung-dae
•	Agenda Item No. 4-2 Audit Committee Member Candidate : Mr. Lee Steven Sung-ryang
•	Agenda Item No. 4-3 Audit Committee Member Candidate : Mr. Joo Jaeseong

Among the existing outside director candidates, Messrs. Park Byoung-dae, Lee Steven Sung-ryang and Joo Jaeseong were recommended as candidates of the Audit Committee Members for fiscal year 2018 through the resolution of the Audit Committee Member Recommendation Committee.

The Board of Directors recommends a vote “FOR” the election of each of the following nominee;

Agenda Item No.4-1 Audit Committee Member Candidate     Mr. Park Byoung-dae

1.	Date of Birth………………………………	September 5, 1957
2.	Nominator…………………………………	Audit Committee Member Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.22, 2018 until the 18th AGM (1 year)
6.	Current Position…………………………...	Chair Professor, Sungkyunkwan University Law school
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	Yes
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	N.A.
9.	Education………………………………….	LL.M., Cornell Law School
10.	Main Work Experience
	2017 - current	Chair Professor, Sungkyunkwan University Law school
	2014 - 2016	Minister, the National Court Administration
	2011 - 2017	Justice, the Supreme Court
	2011 - 2011	Chief Judge, Daejeon District Court
	1997 - 1999	Chief Judge, Wonju Branch Court

Reasons for recommendation

Mr. Park is a seasoned legal expert who honorably served as the Minister of the National Court Administration and Justice of the Supreme Court. He has endeavored to make transparent and open communicating court. In pursuit of such effort, he greatly contributed to the Korean judicial system by promoting and introducing advanced legal systems, such as citizens’ participation (2008), civil conciliation proceedings (2009), and court-centered trial system. Mr. Park received B.A. in law from Seoul National University and Master of Laws from Cornell Law School. He is currently fostering younger scholars by teaching and sharing his vast experiences and best practices he amassed as a legal expert. The committee newly nominated and recommended him as an outside director as he is expected to further contribute to best practices of Audit Committee, and in turn, the development of the Company.

Agenda Item No.4-2 Audit Committee Member Candidate         Mr. Lee Steven Sung-ryang

1.	Date of Birth………………………………	August 30, 1955
2.	Nominator…………………………………	Audit Committee Member Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.22, 2018 until the 18th AGM (1 year)
6.	Current Position…………………………...	Professor, School of Economics, Dongguk University
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%
9.	Education………………………………….	Ph.D. in Economics, Columbia University
10.	Main Work Experience
	2007 - current	Professor, School of Economics, Dongguk University
	2015 - current	Director, Research Institute of Social Science, Dongguk University
	2013 – 2015	Dean, School of Economics, Dongguk University
	2002 – 2004	Head of Graduate Department of public administration, Dongguk University
	1997 – 2006	Professor, School of International Studies, Dongguk University
	1995 – 1996	Head of Asia(South-East Asia) Department, Korea Institute for International Economic Policy
	1994 – 1995	Visiting Professor, Florida International University
	1987 – 1994	Assistant Professor, St. Johs University (NY)
	1986 - 1987	Assistant Professor, The University of Washington

Reasons for recommendation

Mr. Lee is an economic expert with a career as a professor at Dongguk University and director of Research Institute of Social Science of Dongguk University. The committee recommends Mr. Lee based on his renowned capacity and expertise as he is expected to contribute to the development of the Company.

Agenda Item No.4-3 Audit Committee Member Candidate         Mr. Joo Jaeseong

1.	Date of Birth………………………………	January 17, 1956
2.	Nominator…………………………………	Audit Committee Member Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...

Mr. Joo serves as an advisor to Kim & Chang, which we have retained as outside legal counsel from time to time in connection with certain legal matters. Mr. Joo has no direct relationship with and has not been involved in our engagement with Kim & Chang.

5.	Term of Office…………………………….	From Mar.22, 2018 until the 18th AGM (1 year)
6.	Current Position…………………………...	Senior Advisor, the law firm Kim & Chang
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%
9.	Education………………………………….	M.A. in Business Administration, University of Illinois Urbana Champaign
10.	Main Work Experience
	2016 - current	Senior Advisor, the law firm, Kim & Chang
	2013 - 2016	CEO, Woori Finance Research Institute
	2011 - 2013	Senior Deputy Governor of Banking & Non-banking sector, Financial Supervisory Service

Reasons for recommendation

Mr. Joo is a senior advisor at the law firm Kim & Chang. He practices primarily in the area of banking industry and banking supervision. He has extensive experience in banking and non-banking supervision such as savings bank, credit card company, finance company and etc., Especially he had a very important role in overcoming various financial crisis including Korean liquidity(1998), Global Financial Crisis after Lehman Brothers Collapse(2008) and Korean Saving Company Failure(2011). In addition, he is an expert in international banking provision area so that he worked at the bank restructuring department in the World Bank(2001-2004) and had been actively involved the establishment of Basel II and Basel III accord as the member of Basel Committee in BIS. The committee newly nominated and recommended him as an outside director as he is expected to further contribute to best practices of Audit Committee, and in turn, the development of the Company.

Agenda Item No.5  Approval of the Maximum Limit on Director Remuneration

Voting Item(s)

Pursuant to Article 388 of the Commercial Act and Article 49 of the Company’s Articles of Incorporation, we hereby request that the shareholders approve the following:

Directors Remuneration for FY2016~FY2018(in KRW)

FY2018(proposed)	FY2017(Approved)	FY2016(Approved)
3.5 billion*	3.5 billion	3.5 billion

KRW 3.5 billion is proposed as the maximum amount of aggregate remuneration that may be disbursed to the 12 directors, including 10 outside directors, of the Company for fiscal year 2018. For your reference the limitation for fiscal year 2017 for 12 directors, including 10 outside directors, was KRW 3.5 billion.

* the maximum number of performance shares to be granted to the directors of the board of the Company in respect of fiscal year 2018 be set as 18,200 shares, provided that payments accrued in relation thereto shall be made in fiscal year 2022. The number of performance shares will range from 0% to 100% of 18,200 shares and depend on the performance for the four-year performance period January 1, 2018 through December 31, 2021. The performance measures include the increase in share price relative to the comparison group, the achievement level of net operating income and Return on Equity relative to a pre-established target.

It should be noted, however, that in addition to such limit, additional compensation in the form of performance shares may be made in fiscal year 2018 to the extent that the total number of such shares falls within the limit approved at previous shareholders’ meetings held.

Assessment and Compensation

The Compensation Committee and the board of directors decide the reward system for internal directors. A variable amount of compensation is determined by reflecting the group’s annual performance as well as long-term outcome. The board of directors determines compensation for external directors, and the amount of compensation varies according to the degree of participation in the board of directors and subcommittees. The annual limit for directors’ compensation is approved at the shareholders’ meeting every year, and the board of directors makes decisions on the details within the limit. For internal directors, a Compensation Committee solely consisting of external directors makes additional assessment on the details of the system for compensating the group’s management board, including internal directors.

Additional Information

I.	Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2017. As of the record date, there are 474,199,587 shares outstanding, all of which are valid shares for voting.

II.	Method of Resolutions

Pursuant to the provisions of the Commercial Act, Agenda Items shall be passed a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote.

III.	Members of the Board of Directors after the 17th Annual General Meeting of Shareholders

Before AGM	After AGM
		Initially Appointed on	Reappointed on	End of Tenure
Executive Director	Executive Director
Cho Yong-byoung	Cho Yong-byoung	March 23, 2017		FY 2019 AGM

Non-Executive Director	Non-Executive Director
Wi Sung-ho	Wi Sung-ho	March 23, 2017		FY 2018 AGM

Outside Directors*	Outside Directors*
Park Cheul†	Park Cheul	March 25, 2015	March 22, 2018	FY 2018 AGM
Lee Manwoo†	Lee Manwoo	March 26, 2014	March 22, 2018	FY 2018 AGM
Lee Steven Sung-ryang†	Lee Steven Sung-ryang	March 24, 2016	March 22, 2018	FY 2018 AGM
Yuki Hirakawa†	Yuki Hirakawa	March 25, 2015	March 22, 2018	FY 2018 AGM
Philippe Avril†	Philippe Avril	March 25, 2015	March 22, 2018	FY 2018 AGM
Park Ansoon	Park Ansoon	March 23, 2017		FY 2018 AGM
Joo Jaeseong	Joo Jaeseong	March 23, 2017		FY 2018 AGM
Lee Sang-kyung	Kim Hwa-nam	March 22, 2018		FY 2019 AGM
Lee Jung-il	Park Byoung-dae	March 22, 2018		FY 2019 AGM
Lee Heun-ya	Choi Kyong-rok	March 22, 2018		FY 2019 AGM

* Outside Directors is defined by the Financial Holding Companies Act and the Securities and Exchange Act as a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders meeting, after having been nominated by the outside director nominating committee. None of the largest shareholder, those persons "specially related" to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company.
** Mr. Park Cheul was the Chairman of the Board of Directors for Shinhan Financial Group.
***The new Chairman of the Board of Directors will be elected on the following meeting of Board of Directors after the AGM.

† indicates outside directors whose tenure expired and who seeks shareholders’ approval to renew their terms.

IV.	Corporate Governance Overview

Principle and Policy of Governance Structure

In order to promote long-term development of the group, and to protect the profits of stakeholders such as shareholders and financial consumers, Shinhan Financial Group strives to acquire transparency, integrity, and stability and to possess a governance structure, which reflects the group’s history of growth and organizational culture. As a result, Shinhan Financial Group was the only company out of 852 domestic listed companies to receive an integrated assessment grade of A+ for 3 consecutive years at ‘2017 Award on Companies with Outstanding Governance Structure’ conducted by the Korea Corporate Governance Service. Korea Corporate Governance Service revealed that the reasons for the award was the group’s high ratio of external directors, improvement in transparency of corporate governance structure by operating various expert committees, and detailed disclosure of information related to governance structure. The company’s principles and policies on governance structure are as follows.

Transparency

Every year, the company discloses its annual report on governance structure on the company website. The annual report on governance structure includes all internal regulations, such as the articles of association and regulations for the board of directors and its subcommittees, as well as all activities by the board of directors and the subcommittees. The company practices a concentrated voting policy for protecting the rights of minority shareholders and policy on exercising voting rights through writing, for protecting the voting rights of active shareholders. Also, it provides real-time videos of shareholders’ meetings in order to provide impartial and timely information.

Integrity

The company operates its board of directors with autonomy and professionalism, and is sincerely adhering to external regulations such as commercial laws and the Financial Holding Companies Act as well as internal regulations such as articles of association, internal norm on governance structure, and regulations on the board of directors. The company also incorporates and performs all matters recommended by the model norm on financial company governance structure and the model norm on corporate governance structure.

Stability

In order to ensure stable governance structure through checks and balances between members, powers of making decisions and executing tasks have been delegated to the board of directors and the management board, respectively, and the management board is to report the status of executing tasks to the board of directors. Also, the ratio of external directors in the board of directors is 83%, which is much higher than the legal requirement of 50%, ensuring that the board of directors can check the powers of the management board. Also, more than 50% of members in all subcommittees consist of external directors, actively promoting activities of external directors in the board of directors. While regulating the board chairman to be appointed from external directors, most subcommittee chairmen, including the External Director Recommendation Committee, are appointed from external directors.

Diversity and Professionalism

The internal norm on governance structure stipulates the ‘diversity principle’ in composing the board of directors, which ensures that the board of directors will not have common backgrounds or represent a certain interest, promoting diversity and professionalism in the governance structure. Indeed, members of the board of directors evenly specialize in finance, economy, business, accounting, law, consumer protect and information technology -the seven fields presented as conditions for expertise by the model norm - so that the board of directors will not incline to certain backgrounds or occupations. Furthermore, the ratio of female candidates are consistently increasing while selecting the candidates for external directors, and the candidates come from a wide range of financial background, reflecting the efforts to comply with the principle of diversity in composing the board of directors.

Governance Structure which Reflects the Growth History and Organizational Culture of the Group

The company originates from Shinhan Bank, which was founded in July 1982 with ‘Korea’s first pure private capital’, with the patriotic love of 341 Korean minority shareholders in Japan(100% capital investment amounting to KRW 25.9 billion). Shinhan Financial Group, which started in 2001 as ‘Korea’s first financial holding company of private capital’, prepared the foundation for a new leap forward through the strategic alliance with BNP Paribas, a global financial group. In order to reflect the group’s history of growth and organizational culture on governance structure, external directors composing of Korean business experts in Japan who represent the spirit of foundation, and financial experts recommended by BNP Paribas, our strategic alliance company, are working as members in the board of directors.

Governance Structure

Procedure and criteria for appointing external directors

External directors are appointed from shareholders’ meetings under the recommendation of the Recommendation Committee on External Director Candidates. The company tries to ensure that external directors with conditions for autonomy set by relevant legislation and with financial history and expertise from various fields will be included in candidates recommended by the External Director Recommendation Committee. Conditions for appointing external directors with professionalism and insight include:

△whether the candidate possesses sufficient practical experience or professional knowledge on areas needed for business, such as;

Skills/Qualifications	Description
Finance	Understanding of financial market, reporting, and management strategies
Economy	Ability to interpret macro-economy trends and events
Management	Current or past roles as top or senior executives
Accounting	Accounting expertise overseeing the integrity of financial reporting
Technology	Experience with or oversight of information system, fintech or privacy, cybersecurity, and their related risks
Legislation	Legislative experiences gained as policy practitioners and legal professionals, or from the academia and relevant associations

△whether the candidate can conduct his or her tasks fairly to ensure profits for all shareholders and financial consumers without being tied by certain interests, and

△whether the candidate possesses the personal attributes such as integrity, a sense of ethics and responsibility, a collaborative spirit to engage that are appropriate for conducting the business. Under a fair and transparent procedure, the External Director Recommendation Committee assesses whether the candidates satisfy conditions set by relevant legislation and norms, and recommends them as candidates for external directors. If necessary, it utilizes recommendations from outside the company, such as shareholders, stakeholders, and external consulting institutions, as much as possible.

Monitoring and Supervising Conflicts of Interest

Article 4 Clause 1 No. 6 of the internal norm grants ‘monitoring activities regarding conflict of interest between the company and dominant shareholders, employees, etc.’ under the authority of the board of directors. Article 10 Clause 1 No. 7 of the board of directors’ regulation stipulates ‘approval on transactions between directors and the company’ as a matter to be decided by the board of directors. In the current board of directors, the President and CEO of Shinhan Bank resides as a non-executive director. Consequently, a transaction occurring between Shinhan Financial Group and Shinhan Bank implies that a transaction is occurring between a director of Shinhan Financial Group and Shinhan Bank. In order to monitor such activities regarding conflict of interest, the voting right of the President and CEO of Shinhan Bank, the non-executive director, is restricted for the relevant case, and the decision is made through a special resolution, which requires approval by over 2/3 of present directors.

V.	Board and Committee Structure

Board Structure

The Board of Directors is responsible for the oversight of the management and the stewardship of the business on behalf of our shareholders. The Board and its committees meet throughout the year to: (i) review and, where appropriate, approve strategy, business and financial planning and performance, risk, control and financial reporting and audit matters, compensation and management development, corporate culture and public responsibility matters; and (ii) provide oversight and guidance to, and regularly assess the performance of, the Chief Executive Officer. After the election, our Board will be comprised of 10 independent outside directors, and led by the CEO. The Board’s structure is designed to strike a balance between Board effectiveness and independent judgment absent any vested interest. The Board formally reviews its leadership structure on an annual basis as part of its self-assessment scheme.

Committees of the Board of Directors

There are currently eight management committees that serve under the board:

•	The Governance and CEO Recommendation Committee;
•	The Board Steering Committee;
•	The Audit Committee;

•	The Outside Director Recommendation Committee;
•	The Risk Management Committee;
•	The Remuneration Committee;
•	The Audit Committee Member Recommendation Committee; and
•	The Corporate Social Responsibility Committee

Each committee member is appointed by the Board of Directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

The following table lists the members of each committee as of February 21, 2018. Each committee members for FY 2017, except for the members of the Audit Committee, will be appointed by the new Board of Directors after the 17th Annual General Meeting of Shareholders;

Committee	Objective	Members	Meetings attended/ Meetings scheduled to attend	Attendance Rate
Governance and CEO Recommendation Committee†

The committee is responsible for overall corporate governance matters of the Company. It will deliberate on matters related to corporate governance of the Company, such as the code of conduct and code of ethics, size of the Board of Directors and matters necessary for improvements to the Company’s corporate governance structure.

The committee is also responsible to develop, operate and review the Company’s management succession plan, including setting CEO qualification criteria, evaluating CEO candidate pool and recommending CEO candidates.

The Chair of this committee will be elected among the outside director members.

The participation, and voting right, of the incumbent CEO will be limited if he or she is included in the CEO candidate pool.

		Chair Lee Sang-kyung (o)	7/7	100%
		Lee Steven Sung-ryang (o)	3/3	100%
		Yuki Hirakawa (o)	7/7	100%
		Philippe Avril (o)	3/7	43%
		Lee Jung-il (o)	3/3	100%
		Cho Yong-byoung	3/3	100%
Board Steering Committee†	The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities.	Chair Cho Yong-byoung	3/3	100%
		Park Cheul (o)	3/3	100%
		Lee Manwoo (o)	3/3	100%
		Lee Heun-ya (o)	3/3	100%
		Joo Jaeseong (o)	3/3	100%
Audit Committee†	The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the Board of Directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the Board of Directors for each general meeting of stockholders.	Chair Lee Manwoo (o)	10/10	100%
		Lee Sang-kyung (o)	10/10	100%
		Lee Steven Sung-ryang (o)	10/10	100%

Outside Director Recommendation Committee†	Members of this committee will be appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our outside director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an outside director.	Chair Park Cheul (o)	2/2	100%
		Park Ansoon (o)	2/2	100%
		Lee Sang-kyung (o)	2/2	100%
		Lee Heun-ya (o)	4/4	100%
		Cho Yong-byoung	2/2	100%
Risk Management Committee†	The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control.	Chair Joo Jaeseong (o)	6/6	100%
		Park Cheul (o)	6/6	100%
		Lee Heun-ya (o)	6/6	100%
		Philippe Avril (o)	5/6	83%
Remuneration Committee†	This committee is responsible for reviewing and approving the management’s evaluation and Remuneration programs.	Chair Lee Steven Sung ryang (o)	5/5	100%
		Lee Sang-kyung (o)	5/5	100%
		Philippe Avril (o)	2/3	67%
Audit Committee Member Recommendation Committee†	Members of this committee will be appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our audit committee member positions and related matters. The committee should consist of all of the outside directors of the Group.	All outside Directors (o)	1/1	100%
Corporate Social Responsibility Committee†	The committee is responsible for setting the general corporate policy and discussing specific business agenda in relation to enhancing our role as a responsible corporate citizen.	Chair Joo Jaeseong (o)	3/3	100%
		Park Ansoon (o)	3/3	100%
		Lee Manwoo (o)	3/3	100%
		Yuki Hirakawa (o)	3/3	100%
		Cho Yong-byoung	3/3	100%

† indicates committees with a majority of outside directors as committee members

(o) indicates outside directors

VI.	Related Party Transactions

Transactions with largest Shareholders

According to the Article 45-2, 45-3 of Financial Holding Companies Act, we announced matters regarding the credit grants to the major shareholders and we also disclosure the acquisition of the stocks issued by the major shareholders of the company on our website on a quarterly basis.

There are no credit grants to the National Pension Service or no acquisition of the stocks issued by the NPS, which is the largest shareholder of our company as of Dec. 31, 2017.

Related party transactions with subsidiaries

Loans to Subsidiaries (in KRW bil.)	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2017)	Decrease	Increase	Ending Balance (Dec. 31, 2017)
Shinhan Card	KRW	2012-03-14	2017-03-14	4.12%	150	150	-	-
	KRW	2016-01-26	2021-01-26	1.98%	150	-	-	150
	KRW	2016-02-24	2021-02-24	1.84%	150	-	-	150
	KRW	2017-03-22	2022-03-22	2.22%	-	-	150	150
	KRW	2017-04-20	2022-04-20	2.21%	-	-	100	100
	KRW	2017-05-12	2022-05-12	2.35%	-	-	50	50
Shinhan Capital	KRW	2012-03-14	2017-03-14	4.12%	50	50	-	-
	KRW	2012-12-14	2017-12-14	3.33%	50	50	-	-
	KRW	2013-01-18	2018-01-18	3.18%	50	-	-	50
	KRW	2013-09-05	2018-09-05	3.61%	80	-	-	80
	KRW	2014-01-27	2019-01-27	3.60%	50	-	-	50
	KRW	2016-03-16	2021-03-16	1.90%	50	-	-	50
	KRW	2016-04-27	2019-04-27	1.63%	100	-	-	100
	KRW	2017-03-22	2022-03-22	2.22%	-	-	50	50
	KRW	2017-04-20	2022-04-20	2.21%	-	-	50	50
	KRW	2017-05-12	2022-05-12	2.35%	-	-	50	50
	KRW	2017-08-24	2022-08-24	2.37%	-	-	50	50
Shinhan Alternative Investment	KRW	2016-11-23	2017-11-22	1.95%	5	5	-	-
	KRW	2017-11-22	2018-11-21	2.24%	-	-	5	5
Shinhan Savings Bank	KRW	2016-06-17	2021-06-17	1.61%	50	-	-	50
	KRW	2017-06-23	2022-06-23	2.27%	-	-	50	50
Total					935	255	555	1,235

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

Date: February 21, 2018

By: /s/ Woo Young-woong

---------------------------------------------

Name: Woo Young-woong

Title: Chief Strategy Officer

For detailed information of notes to financial statements, please refer to audit report through 6-K disclosure scheduled on 7th of March, 2018.

Actual date of disclosure that is scheduled on 7th of March, 2018 may be subject to change.

Appendix A. Financial Statements for FY 2017

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Financial Statements

December 31, 2017

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

(In millions of won)		2017	2016

Assets
Due from banks	~~W~~	3	42
Trading assets		255,086	195,026
Loans		1,234,527	934,664
Property and equipment		1,669	877
Intangible assets		5,511	5,659
Investments in subsidiaries		25,733,159	25,703,159
Deferred tax assets		3,776	4,307
Other assets		406,052	351,873
Total assets	~~W~~	27,639,783	27,195,607

Liabilities
Borrowings	~~W~~	5,000	5,000
Debt securities issued		7,003,622	6,583,308
Liabilities for defined benefit obligations		2,748	4,158
Other liabilities		436,335	385,280
Total liabilities		7,447,705	6,977,746

Equity
Capital stock		2,645,053	2,645,053
Hybrid bonds		423,921	498,316
Capital surplus		9,494,842	9,494,842
Capital adjustments		(1,139)	(1,418)
Accumulated other comprehensive loss		(4,610)	(4,901)
Retained earnings		7,634,011	7,585,969
Total equity		20,192,078	20,217,861
Total liabilities and equity	~~W~~	27,639,783	27,195,607

See accompanying notes to the separate financial statements.

4

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

(In millions of won, except earnings per share data)		2017	2016

Interest income	~~W~~	27,339	37,192
Interest expense		(179,330)	(197,519)
Net interest expense		(151,991)	(160,327)

Fees and commission income		46,720	46,713
Fees and commission expense		(185)	(167)
Net fees and commission income		46,535	46,546

Dividend income		930,112	1,646,139
Net trading income		4,697	9,774
Reversal of (provision for) credit losses		(153)	106
General and administrative expenses		(73,780)	(71,389)

Operating income		755,420	1,470,849

Non-operating expense		(79)	(183)

Profit before income taxes		755,341	1,470,666

Income tax expense (benefit)		614	416
Net profit for the year		754,727	1,470,250

Other comprehensive income (loss) for the year, net of income tax
Items that will never be reclassified to profit or loss :
Remeasurements of the defined benefit liability		291	(400)

Total comprehensive income for the year	~~W~~	755,018	1,469,850

Basic and diluted earnings per share in won	~~W~~	1,554	2,985

See accompanying notes to the separate financial statements.

5

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

(In millions of won)		2017	2016

Unappropriated retained earnings :
Balance at beginning of year	~~W~~	4,896,292	5,422,880
Redemption of preferred stock		-	(1,125,906)
Dividend to hybrid bonds		(17,678)	(36,091)
Net income		754,727	1,470,250
		5,633,341	5,731,133
Reversal of regulatory reserve for loan losses		-	3,191
		5,633,341	5,734,324

Appropriation of retained earnings :
Legal reserve		75,473	147,025
Dividends
Dividends on common stocks paid		687,589	687,589
Regulatory reserve for loan losses		1,619	-
Voluntary reserve (Responsibility for damage)		-	2,000
Loss on hybrid bond redemption		1,139	1,418
		765,820	838,032
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	4,867,521	4,896,292

Date of appropriation :		March 22, 2018	March 23, 2017

6

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total equity
Balance at January 1, 2016	~~W~~	2,645,053	736,898	9,494,842	-	(4,501)	7,908,694	20,780,986
Total comprehensive income for the year:
Net profit for the year		-	-	-	-	-	1,470,250	1,470,250
Other comprehensive income, net of income tax:
Remeasurements of the defined benefit liability		-	-	-	-	(400)	-	(400)
		-	-	-	-	(400)	1,470,250	1,469,850
Transactions with owners:
Dividends		-	-	-	-	-	(630,978)	(630,978)
Dividend to hybrid bonds		-	-	-	-	-	(36,091)	(36,091)
Redemption of hybrid bonds			(238,582)		(1,418)	-	-	(240,000)
Redemption of preferred stock		-	-	-	-	-	(1,125,906)	(1,125,906)
		-	(238,582)	-	(1,418)	-	(1,792,975)	(2,032,975)
Balance at December 31, 2016	~~W~~	2,645,053	498,316	9,494,842	(1,418)	(4,901)	7,585,969	20,217,861

		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other compreh-ensive loss	Retained earnings	Total equity
Balance at January 1, 2017	~~W~~	2,645,053	498,316	9,494,842	(1,418)	(4,901)	7,585,969	20,217,861
Total comprehensive income for the year:
Net profit for the year		-	-	-	-	-	754,727	754,727
Other comprehensive income, net of income tax:
Remeasurements of the defined benefit liability		-	-	-	-	291	-	291
		-	-	-	-	291	754,727	755,018
Transactions with owners:
Dividends		-	-	-	-	-	(687,589)	(687,589)
Dividend to hybrid bonds		-	-	-	-	-	(17,678)	(17,678)
Redemption of hybrid bonds		-	(298,861)	-	(1,139)	-	-	(300,000)
Changes in Capital adjustments		-	-	-	1,418	-	(1,418)	-
Issuance of hybrid bonds		-	224,466	-	-	-	-	224,466
		-	(74,395)	-	279	-	(706,685)	(780,801)
Balance at December 31, 2017	~~W~~	2,645,053	423,921	9,494,842	(1,139)	(4,610)	7,634,011	20,192,078

See accompanying notes to the separate financial statements.

7

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

(In millions of won)		2017	2016

Cash flows from operating activities
Profit before income taxes	~~W~~	755,341	1,470,666
Adjustments for:
Interest income		(27,339)	(37,192)
Interest expense		179,330	197,519
Dividend income		(930,112)	(1,646,139)
Net trading income		(855)	(488)
Provision for (reversal of) credit losses		153	(106)
Employee costs		3,956	4,969
Depreciation and amortization		520	498
Non-operating expense		(38)	75
		(774,385)	(1,480,864)
Changes in assets and liabilities:
Trading assets		(59,205)	323,059
Other assets		21	1,538
Liabilities for defined benefit obligations		(2,847)	(2,089)
Other liabilities		(4,309)	(1,792)
		(66,340)	320,716

Interest received		26,368	41,832
Interest paid		(176,010)	(200,452)
Dividend received		930,112	1,646,139
Income tax refunds		100	-
Net cash provided by operating activities		695,186	1,798,037

Cash flows from investing activities
Lending of loans		(555,000)	(505,000)
Collection of loans		255,000	805,000
Acquisition of property and equipment		(1,214)	(456)
Acquisition of intangible assets		(36)	(1,504)
Disposal of intangible assets		132	1,400
Acquisition of investments in subsidiaries		(30,000)	(500,000)
Increase of other assets		(3,307)	(748)
Decrease of other assets		3,710	-
Net cash provided by (used in) investing activities		(330,715)	(201,308)

Cash flows from financing activities
Issuance of hybrid bonds		224,466	-
Redemption of hybrid bonds		(300,000)	(240,000)
Redemption of preferred stock		-	(1,125,906)
Increase in borrowings		5,000	5,000
Repayments of borrowings		(5,000)	(5,000)
Issuance of debt securities		1,500,000	1,600,000
Redemption of debt securities issued		(1,080,000)	(1,660,000)
Debentures issuance cost paid		(2,412)	(2,587)
Dividends paid		(706,564)	(669,103)
Net cash used in financing activities		(364,510)	(2,097,596)

Net increase (decrease) in cash and cash equivalents		(39)	(500,867)

Cash and cash equivalents at beginning of year		39	500,906

8

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

Cash and cash equivalents at end of year	~~W~~	-	39

See accompanying notes to the separate financial statements.

9

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

1.	Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving the exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd.  The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American depository shares were listed on the New York Stock Exchange on September 16, 2003.

2.	Basis of preparation

(a)	Statement of compliance

The accompanying separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027 Separate Financial Statements and the investments of the Company in an associate or a venturer are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position.

•	Financial instruments at fair value through profit or loss are measured at fair value
•	Liabilities for cash-settled share-based payment arrangements are measured at fair value
•	Liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and presentation currency

These separate financial statements are presented in Korean won which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

(d)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

10

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

2.	Basis of preparation (continued)

(e)	Approval of separate financial statements

These separate financial statements were approved by the Board of Directors on February 7, 2018, which will be submitted for approval to shareholder’s meeting.

3.	Significant accounting policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below.  The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements.

(a) Investments in subsidiaries

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027 Separate Financial Statements.  The Company’s investments in subsidiaries are recorded at cost in accordance with K-IFRS No.1027.  The Company applied K-IFRS No.1101 First-time Adoption of K-IFRS, and considered the amount reported previously in separate financial statements prepared in accordance with previous K-GAAP as deemed cost at the date of transition.  Dividends received from its subsidiaries are recognized in profit or loss when the Company is entitled to receive the dividend.

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and are used by the Company in management of its short-term commitments.  Generally equity investments are excluded from cash and cash equivalents.

(c) Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets.  The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i)	Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss.  Upon initial recognition, transaction costs are recognized in profit or loss when incurred.  Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments.

11

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables.  Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity.  Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

12

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3.	Significant accounting policies (continued)

v)	Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(d) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting.  Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs.  If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

13

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3.Significant accounting policies (continued)

ii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(e) Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.  However, losses expected as a result of future events, regardless of likelihood, are not recognized.

The Company first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant.  If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

(f) Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses.  The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably.  The carrying amount of the replaced cost is derecognized.  The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of 5 years, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

14

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3.Significant accounting policies (continued)

(g) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses, if any.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of 5 years from the date that they are available for use.  The residual value of intangible assets is zero.  However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period.  The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets.  Changes are accounted for as changes in accounting estimates.

(h) Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits and deferred tax assets, are reviewed at the end of the reporting period to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”).  A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.  The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount.  Impairment losses are recognized in profit or loss.

15

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3.Significant accounting policies (continued)

(i) Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated.  All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Depending on commitments in a contract and definition of financial liabilities, the non-derivative financial liabilities are categorized as either at fair value through profit or loss or other financial liabilities.

i) Financial liabilities at fair value through profit or loss

The financial liabilities at fair value through profit or loss include a financial liability held for trading or designated at fair value through profit or loss upon initial recognition.  These financial liabilities are measured at fair value after initial recognition and changes in the fair value are recognized through profit or loss of the period.  Costs attributable to the issuance or acquisition are immediately expensed in the period.

ii) Other financial liabilities

The financial liabilities not classified as at fair value through profit or loss are classified into other financial liabilities.  The liabilities are measured at a fair value minus cost relating to issuance upon initial recognition.  Then, they are carried at amortized cost, using the effective interest rate method.

Only when financial liabilities become extinct, or obligations in a contract are cancelled or terminated, they are derecognized form the Company’s separate statement of financial position.

(j) Foreign currency translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company entities at exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.  Foreign currency differences arising on retranslation are recognized in profit or loss.

16

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3.Significant accounting policies (continued)

(k) Capital stock

i) Capital stock

Capital stock is classified as equity.  Incremental costs directly attributable to the transaction of stock are deducted, net of tax, from the equity.

ii) Hybrid bond

The Company classifies issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument.  Hybrid bond where the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

(l) Employee benefits

i) Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

ii) Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value.  The fair value of plan assets is deducted.  The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income.  The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments.  Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.  The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

17

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3.Significant accounting policies (continued)

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.  The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, are recognized as an expense on a straight-line basis over the average period until the benefits become vested.  To the extent that the benefits vest immediately following the introduction of, or changes to, a defined benefit plan, the Company recognizes the past service cost immediately.

iii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted.  The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations.  The calculation is performed using the projected unit credit method.  Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(m) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment.  The liability is remeasured at each reporting date and at settlement date.  Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

18

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3.Significant accounting policies (continued)

(n) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision.  Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

(o) Financial income and expense

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method.  The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability.  When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate.  Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

ii) Fees and commissions

Fees and commission income are recognized as the related services are performed.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii) Dividend income

Dividend income is recognized when the right to receive income is authorized.

19

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3.Significant accounting policies (continued)

(p) Income tax

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Company and its wholly owned domestic subsidiaries.  Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system.  Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

20

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3.Significant accounting policies (continued)

(q) Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares.  Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.  Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

21

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2017 and 2016

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

For the years ended December 31, 2017 and 2016

(In millions of won)	Note		2017	2016

Assets
Cash and due from banks	4,8,20	~~W~~	22,668,598	19,181,165
Trading assets	4,9,20		28,464,296	26,695,953
Financial assets designated at fair value through profit or loss	4,10,20		3,579,057	3,416,102
Derivative assets	4,11		3,400,178	3,002,859
Loans	4,12,20		275,565,766	259,010,575
Available-for-sale financial assets	4,13,20		42,116,937	37,662,691
Held-to-maturity financial assets	4,13,20		24,990,680	19,805,084
Property and equipment	14,20,50		3,021,772	3,145,613
Intangible assets	15,50		4,271,969	4,226,512
Investments in associates	16		631,294	353,600
Current tax receivable			25,015	12,587
Deferred tax assets	42		592,283	641,061
Investment property	17		418,303	353,175
Other assets	4,18,20		16,551,958	18,168,408
Assets held for sale			7,550	4,939

Total assets		~~W~~	426,305,656	395,680,324

Liabilities
Deposits	4,21	~~W~~	249,419,224	235,137,958
Trading liabilities	4,22		1,848,490	1,976,760
Financial liabilities designated at fair value through profit or loss	4,23		8,297,609	9,233,642
Derivative liabilities	4,11		3,487,661	3,528,244
Borrowings	4,24		27,586,610	25,294,241
Debt securities issued	4,25		51,340,821	44,326,785
Liabilities for defined benefit obligations	26		7,144	130,879
Provisions	27		428,958	728,888
Current tax payable			348,830	272,728
Deferred tax liabilities	42,50		9,712	10,638
Liabilities under insurance contracts	28		24,515,288	22,377,434
Other liabilities	4,29		25,312,773	20,917,147

Total liabilities			392,603,120	363,935,344

Equity	30
Capital stock			2,645,053	2,645,053
Hybrid bonds			423,921	498,316
Capital surplus			9,887,335	9,887,335
Capital adjustments			(398,035)	(458,461)
Accumulated other comprehensive income (loss)			(529,734)	(102,583)
Retained earnings			20,790,599	18,640,038
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			32,819,139	31,109,698
Non-controlling interests	50		883,397	635,282
Total equity			33,702,536	31,744,980

Total liabilities and equity		~~W~~	426,305,656	395,680,324

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

(In millions of won)	Notes		2017	2016

Interest income		~~W~~	11,798,654	11,236,302
Interest expense			(3,955,701)	(4,030,936)
Net interest income	32		7,842,953	7,205,366

Fees and commission income			4,044,955	3,803,596
Fees and commission expense			(2,334,001)	(2,238,057)
Net fees and commission income	33		1,710,954	1,565,539

Insurance income			4,599,808	4,586,098
Insurance expenses			(5,059,847)	(5,004,602)
Net insurance loss	28		(460,039)	(418,504)

Dividend income	34		257,306	281,623
Net trading income	35		963,223	369,510
Net foreign currency transaction gain			364,006	461,671
Net loss on financial instruments designated at fair value through profit or loss	36		(1,059,826)	(501,955)
Net gain on disposal of available-for-sale financial assets	13		499,187	647,541
Impairment losses on financial assets	37		(1,014,899)	(1,195,663)
General and administrative expenses	38		(4,811,198)	(4,508,575)
Other operating expenses, net	40		(462,992)	(797,911)

Operating income			3,828,675	3,108,642

Equity method income	16		20,393	9,995
Other non-operating income (loss), net	41		(52,811)	51,835
Profit before income taxes			3,796,257	3,170,472

Income tax expense	42		848,133	345,553
Profit for the year		~~W~~	2,948,124	2,824,919

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(In millions of won, except earnings per share)	Notes		2017	2016

Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations		~~W~~	(194,172)	12,103
Net change in unrealized fair value of available-for-sale financial assets			(323,127)	(433,657)
Equity in other comprehensive income of associates			(22,813)	2,691
Net change in unrealized fair value of cash flow hedges			15,904	(1,262)
Other comprehensive loss of separate account			(9,278)	(4,330)
			(533,486)	(424,455)
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			103,525	15,307
Equity in other comprehensive income (loss) of associates			847	(2)
			104,372	15,305
Total other comprehensive loss, net of income tax	30		(429,114)	(409,150)

Total comprehensive income for the year		~~W~~	2,519,010	2,415,769

Profit for the year attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	30,43	~~W~~	2,917,735	2,774,778
Non-controlling interest			30,389	50,141
		~~W~~	2,948,124	2,824,919
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	2,490,170	2,367,062
Non-controlling interest			28,840	48,707
		~~W~~	2,519,010	2,415,769

Earnings per share:	30,43
Basic and diluted earnings per share in won		~~W~~	6,116	5,736

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2016	~~W~~	2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	969,981	31,809,636
Retrospective adjustment for a business combination (note 50)		-	-	-	-	-	-	-	3,420	3,420
Balance at January 1, 2016 (adjusted)		2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	973,401	31,813,056
Total comprehensive income for the year
Profit for the year		-	-	-	-	-	2,774,778	2,774,778	50,141	2,824,919
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		-	-	-	-	12,012	-	12,012	91	12,103
Net change in unrealized fair value of available-for-sale financial assets		-	-	-	-	(432,530)	-	(432,530)	(1,127)	(433,657)
Equity in other comprehensive income of associates		-	-	-	-	2,689	-	2,689	-	2,689
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(1,262)	-	(1,262)	-	(1,262)
Other comprehensive income of separate account		-	-	-	-	(4,330)	-	(4,330)	-	(4,330)
Remeasurements of defined benefit plans		-	-	-	-	15,705	-	15,705	(398)	15,307
Total other comprehensive income (loss)		-	-	-	-	(407,716)	-	(407,716)	(1,434)	(409,150)
Total comprehensive income		-	-	-	-	(407,716)	2,774,778	2,367,062	48,707	2,415,769

Other changes in equity
Dividends		-	-	-	-	-	(630,978)	(630,978)	-	(630,978)
Dividends to hybrid bonds		-	-	-	-	-	(36,091)	(36,091)	-	(36,091)
Redemption of hybrid bonds		-	(238,582)	-	(1,418)	-	-	(240,000)	-	(240,000)
Redemption of preferred stock		-	-	-	-	-	(1,125,906)	(1,125,906)	-	(1,125,906)
Change in other capital adjustments		-	-	-	(33,507)	362	(30,899)	(64,044)	-	(64,044)
Redemption of subsidiary’s hybrid bond and other change in non-controlling interests		-	-	-	-	-	-	-	(386,826)	(386,826)
		-	(238,582)	-	(34,925)	362	(1,823,874)	(2,097,019)	(386,826)	(2,483,845)

Balance at December 31, 2016	~~W~~	2,645,053	498,316	9,887,335	(458,461)	(102,583)	18,640,038	31,109,698	635,282	31,744,980

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2017	~~W~~	2,645,053	498,316	9,887,335	(458,461)	(102,583)	18,640,038	31,109,698	635,282	31,744,980
Total comprehensive income for the period
Profit for the period		-	-	-	-	-	2,917,735	2,917,735	30,389	2,948,124
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		-	-	-	-	(193,474)	-	(193,474)	(698)	(194,172)
Net change in unrealized fair value of available-for-sale financial assets		-	-	-	-	(322,056)	-	(322,056)	(1,071)	(323,127)
Equity in other comprehensive loss of associates		-	-	-	-	(21,552)	(414)	(21,966)	-	(21,966)
Net change in unrealized fair value of cash flow hedges		-	-	-	-	15,904	-	15,904	-	15,904
Other comprehensive income of separate account		-	-	-	-	(9,278)	-	(9,278)	-	(9,278)
Remeasurements of defined benefit plans		-	-	-	-	103,305	-	103,305	220	103,525
Total other comprehensive income (loss)		-	-	-	-	(427,151)	(414)	(427,565)	(1,549)	(429,114)
Total comprehensive income (loss)		-	-	-	-	(427,151)	2,917,321	2,490,170	28,840	2,519,010

Other changes in equity
Dividends (note 20)		-	-	-	-	-	(687,589)	(687,589)	-	(687,589)
Dividends to hybrid bonds		-	-	-	-	-	(17,678)	(17,678)	-	(17,678)
Issuance of hybrid bonds		-	224,466	-	-	-	-	224,466	-	224,466
Redemption of hybrid bond		-	(298,861)	-	(1,139)	-	-	(300,000)	-	(300,000)
Change in other capital adjustments		-	-	-	61,565	-	(61,493)	72	-	72
Change in other non-controlling interests		-	-	-	-	-	-	-	219,275	219,275
		-	(74,395)	-	60,426	-	(766,760)	(780,729)	219,275	(561,454)

Balance at December 31, 2017	~~W~~	2,645,053	423,921	9,887,335	(398,035)	(529,734)	20,790,599	32,819,139	883,397	33,702,536

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(In millions of won)	Notes		2017	2016

Cash flows from operating activities
Profit before income taxes		~~W~~	3,796,257	3,170,472
Adjustments for:
Interest income	32		(11,798,654)	(11,236,302)
Interest expense	32		3,955,701	4,030,936
Dividend income	34		(257,306)	(281,623)
Net fees and commission expense			169,640	166,216
Net insurance loss			2,571,094	2,779,710
Net trading loss (gain)	35		(334,133)	48,363
Net foreign currency translation loss (gain)			(90,562)	(248,844)
Net loss on financial instruments designated at fair value through profit or loss	36		231,772	147,813
Net gain on disposal of available-for-sale financial assets	13		(499,187)	(647,541)
Provision for credit losses	37		816,600	1,107,633
Impairment losses on other financial assets	37		198,299	88,030
Employee costs			233,718	203,639
Depreciation and amortization	38		253,344	259,941
Other operating expense			604,975	70,236
Equity method income, net	16		(20,393)	(9,995)
Other non-operating expense (income), net			(29,141)	598
			(3,994,233)	(3,521,190)

Changes in assets and liabilities:
Due from banks			(3,092,814)	3,937,005
Trading assets and liabilities			(1,689,616)	(4,343,206)
Financial instruments designated at fair value through profit or loss			(1,300,760)	(2,439)
Derivative instruments			(489,760)	(340,831)
Loans			(18,154,807)	(11,351,121)
Other assets			(25,510)	(4,627,748)
Deposits			15,103,634	16,771,470
Liabilities for defined benefit obligations			(178,113)	(261,550)
Provisions			(72,048)	(77,514)
Other liabilities			4,820,070	(2,333,634)
			(5,079,724)	(2,629,568)

Income taxes paid			(640,017)	(561,604)
Interest received			11,417,466	11,109,313
Interest paid			(3,655,057)	(4,080,122)
Dividends received			265,887	309,876

Net cash provided by operating activities		~~W~~	2,110,579	3,797,177

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)	Notes		2017	2016

Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets		~~W~~	29,387,966	29,242,921
Acquisition of available-for-sale financial assets			(34,258,308)	(32,844,558)
Proceeds from disposal of held-to-maturity financial assets			1,770,889	1,839,275
Acquisition of held-to-maturity financial assets			(7,033,275)	(5,277,451)
Proceeds from disposal of property and equipment	14,41		11,535	5,793
Acquisition of property and equipment	14		(154,885)	(252,084)
Proceeds from disposal of intangible assets	15,41		9,282	8,268
Acquisition of intangible assets	15		(150,160)	(88,876)
Proceeds from disposal of investments in associates			163,711	67,082
Acquisition of investments in associates			(380,069)	(145,119)
Proceeds from disposal of investment property	17,41		4,869	22,900
Acquisition of investment property	17		(2,125)	(176,204)
Proceeds from disposal of assets held for sale			10,466	2,213
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			85,616	27,265
Payment for settlement of hedging derivative financial instruments for available-for-sale financial assets			(27,629)	(69,175)
Business combination, net of cash used	45		-	(4,280)
Other, net			(263,070)	48,156
Net cash used in investing activities			(10,825,187)	(7,593,874)

Cash flows from financing activities
Issuance of hybrid bonds			224,420	-
Redemption of hybrid bonds			(300,000)	(240,000)
Net increase in borrowings			2,083,322	3,389,832
Proceeds from debt securities issued			20,007,028	15,916,866
Repayments of debt securities issued			(12,222,745)	(11,988,965)
Dividends paid			(706,565)	(669,103)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			65,220	15,414
Payment for settlement of hedging derivative financial instruments for debt securities issued			(6,509)	(1,486)
Redemption of preferred stock			-	(1,125,906)
Increase (Decrease) in non-controlling interests			215,403	(451,208)
Other, net			4,732	(824)
Net cash provided by financing activities			9,364,306	4,844,620

Effect of exchange rate fluctuations on cash and cash equivalents held			(45,584)	(22,638)
Increase in cash and cash equivalents			604,114	1,025,285
Cash and cash equivalents at beginning of period	45		5,632,536	4,607,251

Cash and cash equivalents at end of period	45	~~W~~	6,236,650	5,632,536

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its material consolidated subsidiaries as of December 31, 2017 and 2016 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2017	2016
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	December 30	100	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100	100.0
〃	Shinhan Investment Corp.	〃	〃	100	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100	100.0
〃	Jeju Bank	〃	〃	68.9	68.9
〃	Shinhan Credit Information Co., Ltd.	〃	〃	100	100.0
〃	Shinhan Alternative Investment Management Inc.	〃	〃	100	100.0
〃	Shinhan BNP Paribas Asset Management Co., Ltd.	〃	〃	65.0	65.0
〃	SHC Management Co., Ltd.	〃	〃	100	100.0
〃	Shinhan Data System	〃	〃	100	100.0
〃	Shinhan Savings Bank	〃	〃	100	100.0
〃	Shinhan AITAS Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100	-
Shinhan Bank	Shinhan Asia Limited	Hong Kong	〃	99.9	99.9
〃	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Khmer Bank PLC(*2)	Cambodia	〃	97.5	90.0
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia(*2)	Indonesia	〃	99.0	98.98
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	50.0	50.0
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	〃	100.0	100.0
〃	Shinhan Investment Corp. Asia Ltd.	Hong Kong	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

1.	Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2017	2016
Shinhan Investment Corp.	Shinhan Securities Vietnam Co., Ltd.	Vietnam	September 30	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

(*2) As a result of unequal capital increase, the equity interest in Shinhan Khmer Bank PLC and the equity interest in PT Bank Shinhan Indonesia was changed.

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust

A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 82 others

An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 2 others

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 61 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

The Group provides credit enhancement for the consolidated structured entities providing ABCP purchase commitment amounting to ~~W~~1,481,719 million for the purpose of credit enhancement of the structure entities.

2.  Basis of preparation

(f)	Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in The Act on External Audit of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on February 8, 2017, which will be submitted for approval to the shareholders’ meeting.

(g)	Basis of measurement

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position.

-	derivative financial instruments are measured at fair value
-	financial instruments at fair value through profit or loss are measured at fair value
-	available-for-sale financial assets are measured at fair value
-	liabilities for cash-settled share-based payment arrangements are measured at fair value
-	financial liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk are recognized in profit or loss
-	liabilities for defined benefit plans that are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(h)	Functional and presentation currency

The financial statements of the parent and each subsidiary are prepared in functional currency of the respective operation. These consolidated financial statements are presented in Korean won, which is the Parent Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(i)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are evaluated on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a) Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Group’s reportable segments consist of banking, credit card, securities, life insurance, and others.

(b) Basis of consolidation

i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Structured entity

The Group establishes or invests in various structured entities. A structured entity is an entity designed so that its activities are not governed by way of voting rights. When assessing control of a structured entity, the Group considers factors such as the purpose and the design of the investee; its practical ability to direct the relevant activities of the investee; the nature of its relationship with the investee; and the size of its exposure to the variability of returns of the investee. The Group does not recognize any non-controlling interests in the consolidated statements of financial position since the Group’s interests in these entities are recognized as liabilities of the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

iii) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

ⅳ) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c) Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

-	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors
-	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized
-	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012 Income Taxes
-	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019 Employee Benefits
-	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset
-	Reacquired rights are measured on the basis of the remaining contractual terms of the related contract
-	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102 Share-based Payment
-	Assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105 Non-current Assets Held for Sale

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests' proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer.  However, any portion of the acquirer's share-based payment awards exchanged for awards held by the acquiree's employees that are included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder's fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received.  The costs to issue debt or equity securities are recognized in accordance with K-IFRS No.1032 Financial Instruments: Presentation and K-IFRS No.1039 Financial Instruments: Recognition and Measurement.

ii) Goodwill

The Group measures goodwill at the acquisition date as:

-	the fair value of the consideration transferred; plus
-	the recognized amount of any non-controlling interests in the acquiree; plus
-	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less
-	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

When the Group additionally acquires non-controlling interest, the Group does not recognize goodwill since the transaction is regarded as equity transaction.

(d) Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity or when another entity is classified as a subsidiary by the Banking Act since the Group holds more than 15% of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and demand deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(f) Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i) Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred.  Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

-	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or
-

the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

-	it forms part of a contract containing one or more embedded derivatives that would be required to be separated from the host contract.

ii) Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity.  Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v) De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(g) Derivative financial instruments including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

•

Fair value hedge – Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

•

Cash flow hedge – When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

•

Hedge of net investment – Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective.  To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

ii) Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria has been met: (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

iii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

ⅳ) Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or immediately when the fair value becomes observable.

(h) Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

-	significant financial difficulty of the issuer or obligor
-	a breach of contract, such as a default or delinquency in interest or principal payments;
-	the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider
-	it becoming probable that the borrower will enter bankruptcy or other financial reorganization
-	the disappearance of an active market for that financial asset because of financial difficulties
-

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

i) Loans and receivables

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of a loan or receivable is a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate defined in the loan agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral.

In assessing collective impairment, the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling.  In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data. Methodologies and assumptions used to estimate future cash flow are evaluated on a regular basis in order to reduce any discrepancy between impairment loss estimation and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

ii) Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss.  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss is recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii) Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(i) Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years
Other properties	Straight-line	4~5 years

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(j) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software, capitalized development cost	5 years
Other intangible assets	5 years or contract periods

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

i) Research and development

Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

ii) Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(k) Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(l) Leased assets

i) Classification of a lease

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the lessee assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

ii) Lessee

Under a finance lease, the lessee recognizes the leased asset and a liability for future lease payments. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Under an operating lease, the lessee recognizes the lease payments as expense over the lease term and does not recognize the leased asset in its statement of financial position.

iii) Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.

(m) Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 Impairment of Assets.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(n) Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount.  Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(o) Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.  Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition.  Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(p) Foreign currency

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value is determined.

Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see iii) below), or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

ii) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date.  The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, then foreign currency difference arising on the item which in substance is considered to form part of the net investment in the foreign operation, are recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the investment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(q) Equity

i) Capital stock

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Group’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

ii) Hybrid bonds

The Group classifies issued financial instruments, or their component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instruments. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

iii) Capital adjustments

Changes in ownership interests in a subsidiary that do not result in a loss of control, such as the subsequent purchase or sale by a parent of a subsidiary’s equity instruments, are accounted for as equity transactions in capital adjustments.

(r) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

iii) Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

iv) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.  The Group recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurement of the net defined benefit liability (asset) in other comprehensive income.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss.  The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

v) Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.  Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.  If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(s) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment.  The liability is remeasured at each reporting date and at settlement date.  Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(t) Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision.  Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(u) Financial guarantee contract

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

-	The amount determined in accordance with K-IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets and

-	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS No.1018. Revenue

(v) Insurance contracts

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”.  A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire.  Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of K-IFRS No.1039, Financial Instruments, Recognition and Measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (“DPF”).  If the contract has a DPF, the contract is subject to K-IFRS No.1104, Insurance Contracts.

i) Reserves for insurance contracts

The Group accounts for insurance contracts based on the Insurance Business Law and other related Insurance Supervisory Regulation.  These insurance contracts are calculated based on insurance terms, premium and policy reserves approved by the Financial Supervisory Commission, as follows:

•

Premium reserve - Premium reserve is a liability to prepare for the future claims on the valid contracts.  Premium reserve is calculated by deducting discounted net premium from the discounted claims expected to be paid in the future period.

•	Unearned premium reserve - Unearned premium reserve represents the portion of premiums written which is applicable to the unexpired portion of policies in force.

•

Guarantee reserve - At the end of reporting period, the Group is required to make reserve on the outstanding insurance contracts to guarantee a certain level of benefit payments for the amount equal to the average amount of net losses of the worst 30% of cases forecasted by scenarios or the standard reserve amount, as defined by Financial Supervisory Service, by insurance type and the lowest insured amount, whichever is greater.

•

Reserve for outstanding claims - Reserve for outstanding claims is an estimate of loss for insured events that have occurred prior to the date of the statement of financial position but for which a fixed value cannot be determined, which includes the following:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

- Estimated amount: The expenses to be incurred in the course of settlement of the insured event, such as lawsuit or arbitration (if partial amount is settled, the remainder is recognized)

- Reserve for ineffective contracts: Reserve for ineffective contracts due to default in premium payment (Partial amount of surrender value)

- Unpaid claims: The amount of claims, surrender value and dividend to be paid is determined but not paid yet

- IBNR (Incurred But Not Reported): Estimated amount using a statistical method considering the company’s experience rate

•

Reserve for participating policyholder’s dividend - In accordance with regulations and policy terms, reserves for participating policyholder’s dividend are provided for dividend to be paid to the policyholders and comprise the current reserve for policyholder’s dividend and the future reserve for policyholder’s dividend.  The current reserve for policyholder’s dividend is the fixed payable dividend amount declared but not paid at the end of the reporting period and the future reserve for policyholder’s dividend is the calculated policyholder’s dividend amount factoring in estimated policy termination rates for the valid insurance policy as at the end of the reporting period.

ii) Policyholders' equity adjustment

At year end, unrealized holding gains and losses on available-for-sale securities are allocated to policyholders' equity adjustment by the ratio of the average policy reserve of the participating and non-participating contracts or the ratio of the investment source at the new acquisition year based on the date of acquisition.

iii) Liability adequacy test (the “LAT”)

Liability adequacy tests are performed by the Group in order to ensure the adequacy of the contract liabilities, net of related deferred acquisition costs and deferred policyholders’ participation liability or asset.

iv) Reinsurance contracts

According to K-IFRS No. 1104, “Insurance Contracts”, the Group does not offset:

1) reinsurance assets against the related insurance liabilities; or

2) income or expense from reinsurance contracts against the expense or income from the related insurance contracts.

If reinsurance assets are determined to be impaired, impairment loss is recognized in the profit and loss for the current period.

v) Deferred acquisition costs (the “DAC”)

Policy acquisition costs, which include commissions, certain direct and incremental underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract year, up to seven years.  Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(w) Financial income and expense

i) Interest

Interest income and expense are recognized in profit or loss using the effective interest method.  The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability.  When calculating the effective interest rate, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate.  Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

Once an impairment loss has been recognized on a loan, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized at the rate of interest that was used to discount estimated future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognized as the related services are performed.  When a loan commitment is not expected to result in the draw-down of a loan, the related loan commitment fees are recognized on a straight-line basis over the commitment period.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii) Insurance Income

The Group recognizes insurance income for the insurance premium paid of which the payment date arrived by the premium payment methods of the insurance contract; and recognizes advance receipts for the insurance premium paid of which the payment date has not arrived at the end of the reporting period.

iv) Dividends

Dividend income is recognized when the right to receive income is established.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(x) Customer loyalty program

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income.  The Group provides awards, in the form of price discounts and by offering a variety of gifts.  The fair value allocated to the points is estimated by reference to the fair value of the monetary and/or non-monetary benefits for which they could be redeemed.  The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions.  Such amount is deferred and recognized as unearned revenue.  Unearned revenue is recognized only when the points are redeemed and the Group has fulfilled its obligations to provide the benefits.  The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from customer loyalty programmes are lower than the unavoidable cost of meeting its obligations under the programmes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(y) Income tax

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years.  The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

ii) Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  A deferred tax liability is recognized for all taxable temporary differences.  A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized.  However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Controlling Company and its wholly owned domestic subsidiaries.  Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system.  Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.  The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.  The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either: the same taxable entity; or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(z) Accounting for trust accounts

The Group accounts for trust accounts separately from its group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the consolidated financial statements except Guaranteed Fixed Rate Money Trusts controlled by the Group, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards.  Funds transferred between Group account and trust accounts are recognized as borrowings from trust accounts in other liabilities with fees for managing the accounts recognized as non-interest income by the Group.

(aa) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares.  Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.  Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(ab) New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Group to adopt for annual periods beginning on or after January 1, 2017 or 2018, and the Group has not early adopted them.

i) K-IFRS No. 1109, ‘Financial Instruments’

K-IFRS No. 1109, Financial Instruments which was published on September 25, 2015, is effective for periods beginning on or after January 1, 2018, with early adoption permitted.  K-IFRS No. 1109 will replace the current K-IFRS No. 1039, Financial Instruments: recognition and measurement.  The Group plans to adopt K-IFRS No. 1109 for the year starting on January 1, 2018.

In principle, the new K-IFRS No. 1109 should be applied retrospectively.  However, there are clauses that exempt restating comparable information with respect to classification, measurement and impairment of financial instruments.  For hedge accounting, the new standard will be applied prospectively except for certain cases such as accounting for the time value of options.

Main characteristics of K-IFRS No. 1109 are followings;  classification and measurement of financial instruments based on characteristics of contractual cash flows and business model for financial instrument management, impairment model based on expected credit losses, changes in qualification requirement of hedged items, enlargement of hedging instruments and changes in hedge effectiveness tests.

As there are additional requirements for a financial asset to be classified as measured at amortized costs or at fair value through other comprehensive income under k-IFRS No. 1109 compared to the existing guidance in K-IFRS No. 1039, the adoption of K-IFRS No. 1109 would potentially increase the proportion of financial assets that are measured at fair value through profit or loss, increasing volatility in the Group’s profit or loss.

The fair value change attributable to changes in the credit risk of the liability which was recognized in profit or loss under the existing standard, K-IFRS No. 1039, will be presented in other comprehensive income under k-IFRS No. 1109.

Under K-IFRS No. 1109, credit losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS No. 1039 as loss allowances will be measured on either of the 12-month or lifetime expected credit losses based on the extent of credit risks as shown in the below table.

The following table presents the measurement methods for credit losses according to K-IFRS No. 1109.

Category	Description
Credit risk has not increased significantly since the initial recognition	12-month expected credit loss : Expected credit loss from possible default of financial products for 12 months after reporting date

Credit risk has increased significantly since the initial recognition	Lifetime expected credit loss : Expected credit loss from possible default of financial products for the expected life of the financial products
Credit-impaired financial assets

3.  Significant accounting policies (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

When applying hedge accounting under K-IFRS No. 1109, the hedge accounting can be applied to certain transactions that do not meet the requirements for hedge accounting under K-IFRS No. 1039 and volatility of the profit or loss can be decreased.

For smooth implementation of K-IFRS No. 1109, financial impact analysis, accounting policy development, accounting system development and the system test are necessary. Starting from November 2015, the Group has performed financial impact analysis and established accounting policies, and is developing accounting systems as of December 31, 2016.  The Group plans to test the system in 2017.

The actual impact of adopting K-IFRS No. 1109 on the financial statements in 2018 is being assessed and can be subject to change because it will be dependent on the financial instruments that the Group will hold and economic conditions at the time as well as accounting policy election and judgments that it will be make in the future.  The Group plans to analyze financial impact once the system development process is completed by no later than the end of 2017.

ii) K-IFRS No. 1115, ‘Revenue from Contracts with Customers’

K-IFRS No. 1115, published in January 2016, establishes a comprehensive framework for determining whether, how much and when revenue is recognized.  It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts and K-IFRS No. 2113, Customer Loyalty Programmes.  K-IFRS No. 1115 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.  The Group will adopt K-IFRS No. 1115 from January 1, 2018.  K-IFRS No. 1115 permits the use of either retrospective or cumulative effect transition method and the Group has not yet selected a transition method.  The Group is in the process of evaluating the impact of K-IFRS No. 1115 on the Group’s consolidated financial statements, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016